RESULTS OF SHAREHOLDER MEETING
Virtus Insight Trust
October 17, 2012
(Unaudited)

On October 17, 2012, shareholders of Virtus Value Equity Fund voted to approve an Agreement and Plan of Reorganization providing for the acquisition of all of the assets of Virtus Value Equity Fund ("Value Equity"), a series of Virtus Insight Trust, by Virtus Quality Large-Cap Value Fund ("Quality Large-Cap Value"), a series of Virtus Equity Trust, in exchange for shares of Quality Large-Cap Value and the assumption by Quality Large-Cap Value of the liabilities of Value Equity.

Number of Eligible Shares Voted:

For                  Against               Abstain
1,764,823.172       543,172.701           4,862.900